SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-03922

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant:	Patrick Industries, Inc. (the “Company”)

Former name if applicable: N/A

Address of principal executive office (Street and number):

107 West Franklin, P.O. Box 638

City, State and Zip Code: Elkhart, Indiana 46515

Part II. Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

As a result of finalizing the process of impairment testing and estimating the fair value of impaired assets, among other things, the Company requires additional time to complete its year-end close process and complete its financial statements.  Accordingly, the Company cannot file its annual report on Form 10-K for the period ended December 31, 2008 by the prescribed deadline due to delays in the finalization of its audited financial statements for the period, which finalization cannot be accomplished without unreasonable effort or expense. The Company expects to file the Form 10-K on or before April 15, 2009.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Andy L. Nemeth	(574)	294-7511
Executive Vice President Finance, CFO	(Area Code)	(Telephone Number)
(Name)

(2)     Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s 2008 earnings statement to be included in its 2008 annual report on Form 10-K will reflect a significant change in its results of operations from the 2007 fiscal year. 2008 operating results will reflect certain significant non-cash charges, including the following:

(1)  Pretax impairment charges related to goodwill, other intangible assets, and certain other long-lived assets aggregating approximately $60 million to $65 million.

(2)  Establishment of a valuation allowance against deferred tax assets net of deferred tax liabilities expected to reverse of approximately $17 million to $20 million. The tax valuation allowance will reduce the income tax credit.

Patrick Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009
By:	/s/ Andy L. Nemeth
Name:	Andy L. Nemeth
Title:	Executive Vice President – Finance,
Secretary-Treasurer, and Chief
Financial Officer

3